UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Great Ajax Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38983D300
(CUSIP Number)

February 29, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38983D300	SCHEDULE 13G	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,750,969

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,750,969

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 38983D300	SCHEDULE 13G	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,750,969

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,750,969

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, PN

CUSIP No. 38983D300	SCHEDULE 13G	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,750,969

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,750,969

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

CUSIP No. 38983D300	SCHEDULE 13G	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,750,969

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,750,969

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

CUSIP No. 38983D300	SCHEDULE 13G	Page 6 of 12 Pages
Item 1.

(a) Name of issuer:

Great Ajax Corp. (the “Issuer”)

(b) Address of issuer’s principal executive offices:

13190 SW 68th Parkway, Suite 110, Tigard, OR 97223

Item 2.

(a) Name of person filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Magnetar Financial LLC (“Magnetar Financial”);
(ii) Magnetar Capital Partners LP (“Magnetar Capital Partners”);
(iii) Supernova Management LLC (“Supernova Management”); and
(iv) David J. Snyderman (“Mr. Snyderman”).

This statement relates to the shares of Common Stock, par value $0.01 per share (“Shares”) of Great Ajax Corp. held for: (i) Magnetar Constellation Fund V Ltd (“Constellation V Ltd”) and Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), each of which is a Cayman Islands exempted company for which Magnetar Financial serves as investment manager; and (ii) Magnetar Constellation Fund V LLC (“Constellation V LLC”), which is a Delaware limited liability company for which Magnetar Financial serves as manager. Constellation V Ltd, Xing He Master Fund and Constellation V LLC are collectively referred to herein as the “Magnetar Funds.” In its respective capacities, Magnetar Financial exercises voting and investment power over the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

 (b) Address or principal business office or, if none, residence:

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c) Place of Organization:

(i) Magnetar Financial is a Delaware limited liability company;
(ii) Magnetar Capital Partners is a Delaware limited partnership;
(iii) Supernova Management is a Delaware limited liability company; and
(iv) Mr. Snyderman is a citizen of the United States of America.

(d) Title of class of securities:

Common Stock, par value $0.01 per share

CUSIP No. 38983D300	SCHEDULE 13G	Page 7 of 12 Pages
(e) CUSIP No.:

38983D300

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Item 4.	Ownership

(a) Amount beneficially owned:

As of February 29, 2024, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman may be deemed to beneficially own 7,750,969 Shares. This amount consists of:

(A) 710,716 Shares held for the account of Constellation V LLC;
(B) 1,118,028 Shares held for the account of Constellation V Ltd; and
(C) 5,922,225 Shares held for the account of Xing He Master Fund.

This amount excludes 2,083,239 Shares issuable to the Magnetar Funds following the receipt of the approval of the Issuer’s Shareholders.  Because such issuance is subject to a material condition outside of the Reporting Persons’ control, such Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein.

(b) Percent of class:

As of February 29, 2024, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 21.0% of the total number of Shares outstanding (based on the sum of (i) 27,460,161 Shares outstanding as of February 26, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 28, 2024, and (ii) 9,464,529 Shares issued in connection with the exchange agreements, as reported in the Issuer’s current report on Form 8-K filed on February 27, 2024).

 (c) Number of shares as to which the person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,750,969

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,750,969

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Magnetar Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Xing He Master Fund relates to more than 5% of the Shares.

CUSIP No. 38983D300	SCHEDULE 13G	Page 8 of 12 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 38983D300	SCHEDULE 13G	Page 9 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By: /s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: March 11, 2024	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

By: /s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: March 11, 2024	SUPERNOVA MANAGEMENT LLC

By: /s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

Date: March 11, 2024	DAVID J. SNYDERMAN

By: /s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman

CUSIP No. 38983D300	SCHEDULE 13G	Page 10 of 12 Pages
EXHIBIT INDEX

Exhibit

A	Joint Filing Agreement
B	Power of Attorney, dated as of December 22, 2022